[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

October 29, 2007

Via EDGAR and Overnight Delivery

Greg Belliston

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	BioForm Medical, Inc.
Amendment No. 4 Registration Statement on Form S-1 (File No. 333-145584)

Dear Mr. Belliston:

On behalf of BioForm Medical, Inc. (“BioForm” or the “Company”), we are responding to the Staff’s letter dated October 25, 2007 (the “Comment Letter”), relating to Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and BioForm has filed pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”), the revisions of which the Company believes address a number of the comments set forth in the Comment Letter. Please note that under separate cover, we are simultaneously submitting a response to the Staff’s letter dated October 22, 2007 relating to Amendment No. 2 to the Registration Statement. For your convenience, we have repeated the Staff’s comments in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

FORM S-1

General

1.	Please respond to the comments included in our October 22, 2007 letter.

In response to the Staff’s comment, we respectively advise the Staff that we have responded to the Staff’s comments included in its October 22, 2007 letter in a separate letter filed as correspondence with Amendment No. 4.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

2.	Please include a recently dated consent letter from your valuation specialist with your amended filing as required by Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has included a recently dated consent as an exhibit to Amendment No. 4.

Recent Developments, page 4

3.	We note you estimate that your net sales for the quarter ended September 30, 2007 were “between $15.0 million and $15.2 million,” and your net loss was “between $3.4 million and $3.8 million.” Please disclose one number for each of these two items rather than a range.

As noted in the response to Comment No. 5 below, the Company has revised the language on pages 4 and 5 of the Registration Statement to remove two sentences. In addition, because we believe that we have addressed the Staff’s comments with respect to stock based compensation expense, with Amendment No. 4, we are now in a position to, and have, narrowed the range of our net loss to $3.4 million to $3.6 million from what was disclosed in Amendment No. 3, $3.4 million to $3.8 million.

The Company has provided information about its financial results for the three months ended September 30, 2007 that it believes is both useful to investors and appropriate in form under the circumstances. In light of the anticipated timing of the offering, the Company is not required by regulation to provide full financial statements with respect to the three months ended September 30, 2007. However, the Company is cognizant of its obligation to provide such other information as may be material to investors. Given that the Company is in possession of preliminary information regarding its first quarter results, it believes it is helpful to disclose that information to investors in a manner that approximately conveys both the preliminary nature of the information it possesses and the fact that such information may change within a reasonable narrow range. The Company respectfully suggests that providing a narrow range of the expected results conveys to investors that the Company has not yet prepared financial statements and until financial statements are completed it is possible for its expected results to vary.

In addition, the Company believes that providing the information that it has, in the form that it has, will be useful to potential investors. This information provides recent information about the Company’s performance that the Company believes will be useful

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

to potential investors in assessing the Company’s performance and prospects, and illustrates the effects of seasonality on the Company’s net sales between its fourth fiscal quarter and its first fiscal quarter, as described in the language added to page 4 in Amendment No. 4 and in the table and disclosure on pages 36–37. As noted on page 37 of the Registration Statement, it may be difficult for investors to anticipate the impact of seasonality on the Company’s business, in light of the possibility that rapid growth in net sales may “mas[k] the effects of seasonality on [the Company’s] business[.]” Accordingly, the Company believes it is useful to present estimates of net sales and net loss, even though its financial statements are not complete, in order provide potential investors current information.

The Company has provided its preliminary estimates of net sales and net loss as ranges that the Company believes are appropriate in light of the current stage of preparation of the Company’s first quarter financial statements in accordance with GAAP, which are not yet complete. The Company’s preliminary estimates could change as a result of the Company’s completion of its GAAP-compliant financial statements, including the completion of footnotes. Included in this process will be a SAS 100 review by the Company’s independent auditors of the completed unaudited quarterly financial statements. The ranges disclosed by the Company thus reflect, as indicated, its current estimates based necessarily on information that is only preliminary. As a result, the Company believes that, at this time, providing a single number for net sales and net loss, rather than a range, would be inappropriate because it could lead to misunderstanding by investors regarding the certainty and finality of the information disclosed.

In addition, the Company believes that the Commission has routinely permitted similar disclosure of preliminary summary financial information in the form of ranges with respect to financial information for periods for which financial statements have not been completed. Among numerous examples are two registration statements that have been declared effective this month: TomoTherapy, Inc. (S-1/A filed October 1, 2007) and Longtop Financial Technologies Limited (S-1/A filed October 19, 2007).

Accordingly, the Company respectfully submits that providing preliminary estimates within a narrow range is useful for investors, is consistent with the Staff’s prior practice.

4.	Based on the “Quarterly Operations Data” on page 36, it appears your total revenues had been increasing from quarter to quarter during the past year, and your net loss had also been increasing from quarter to quarter. The September 30, 2007 numbers in the “Recent Developments” section reflect lower total revenues than the previous quarter and a smaller net loss. Please discuss the reasons for the divergence in the trends.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

In response to the Staff’s comment, the Company has disclosed that the decrease in net sales was due to seasonality and the decrease in net loss was due primarily to $1.7 million of expense in the fourth quarter of fiscal 2007 due to the accrual of licensing fees related to the execution of the Company’s May 2007 agreement with Kreussler. The Company also notes that, as indicated on page 36 of Amendment No. 4, while the its net sales have increased from quarter to quarter within each of fiscal year 2006 and fiscal year 2007, it net sales in the first quarter of fiscal year 2007 were less than they were its net sales in the fourth quarter of fiscal year 2006. The Company’s net sales for the first quarter of fiscal 2007 declined by $248,000 from the fourth quarter of fiscal 2006. The currently estimated decline from the fourth quarter of fiscal 2007 to the first quarter of fiscal 2008 is consistent with this seasonal trend and reflects a smaller quarterly decline on a percentage basis than the decline in net sales from the fourth quarter of fiscal 2006 to the first quarter of fiscal 2007.

5.	We note the following disclosure: “In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly our operating results for the three months ended September 30, 2007. The foregoing summary is subject to adjustment based upon the finalization of our quarter-end closing and reporting processes, and should therefore be considered together with our full results of operations when published.” These two sentences seem to contradict each other. The first states management’s opinion that all necessary adjustments have been made, but the second suggests that more adjustments may be made. Please reconcile these sentences.

In response to the Staff’s comment, we have deleted the two sentences identified by the Staff in order to reduce the possibility that investors would erroneously conclude that the Company has completed its financial statements for the three months ended September 30, 2007; as indicated on pages 4–5 of the Registration Statement and as discussed in the response to comment no. 3 above, the Company is providing an estimate of certain preliminary financial results.

Greg Belliston

U.S. Securities and Exchange Commission

October 29, 2007

Exhibit 23.1

6.	Please have your auditors update their consent to include the number of shares to be registered prior to requesting effectiveness.

In response to the Staff’s comment, Amendment No. 4 includes a new Exhibit 23.1 covering shares registered, without reference to a specified number.

Consolidated Financial Statements

Note 6. Convertible Preferred Stock

Series A and B Convertible Participating Preferred Stock

7.	Refer to our comment number 13. Please tell us why you do not believe you had a beneficial conversion feature for the preferred stock issuances in March 2007 at $5.50 per share in light of your IPO mid-range of $10 per share.

We respectfully refer the Staff to our response to Comment No. 13 in the comment response letter to the Staff’s October 22, 2007 letter filed in conjunction herewith.

We would very much appreciate the Staff’s prompt review of Amendment No. 4. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul
David J. Saul